The PNC Financial Services Group, Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (1)	EXHIBIT 12.2

			Year Ended December 31
Dollars in millions	Three Months Ended March 31, 2016		2015		2014		2013		2012		2011
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,099		$4,860		$4,993		$5,148		$3,594		$3,785
Add:
Distributed income of equity investees	81		310		275		242		216		198
Fixed charges and preferred stock dividends excluding interest on deposits	339		1,134		1,091		1,028		1,125		1,037
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	20		93		96		112		137		154
Interest capitalized			1		1
Preferred stock dividend requirements	97		338		357		364		272		86

Earnings excluding interest on deposits	1,402		5,872		5,905		5,942		4,526		4,780
Interest on deposits	105		403		325		344		386		668

Total earnings	$1,507		$6,275		$6,230		$6,286		$4,912		$5,448

Fixed charges and preferred stock dividends
Interest on borrowed funds	$204		$640		$581		$516		$696		$791
Interest component of rentals	38		153		152		148		145		125
Amortization of notes and debentures			2						12		35
Interest capitalized			1		1
Preferred stock dividend requirements	97		338		357		364		272		86

Fixed charges and preferred stock dividends excluding interest on deposits	339		1,134		1,091		1,028		1,125		1,037
Interest on deposits	105		403		325		344		386		668

Total fixed charges and preferred stock dividends	$444		$1,537		$1,416		$1,372		$1,511		$1,705

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	4.14	x	5.18	x	5.41	x	5.78	x	4.02	x	4.61	x
Including interest on deposits	3.39		4.08		4.40		4.58		3.25		3.20

(1)	As defined in Item 503(d) of Regulation S-K.